Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1/A of Silexion Therapeutics Corp of our report dated May 9, 2024, except for the effects of the reverse share split discussed in note 1c, and except for the effects of the merger exchange ratio discussed in note 1c, as to which the date is January 13, 2025 relating to the financial statements of Silexion Therapeutics Corp (formerly known as Silexion Therapeutics Ltd.), which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Tel-Aviv, Israel	/s/Kesselman & Kesselman
January 14, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited